EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

						Twelve	Six
						Months	Months
	Years Ended December 31,					Ended	Ended
	2010	2011	2012	2013	2014	6/30/2015	6/30/2015
EARNINGS
Income Before Income Tax Expense and Equity Earnings	$1,849	$2,367	$1,822	$2,110	$2,490	$2,628	$1,571
Income Distributed from Equity Method Investment	—	—	—	—	23	16	—
Fixed Charges (as below)	1,254	1,209	1,257	1,136	1,104	1,119	565
Preferred Security Dividend Requirements of Consolidated Subsidiaries	(4)	(8)	—	—	—	—	—
Total Earnings	$3,099	$3,568	$3,079	$3,246	$3,617	$3,763	$2,136

FIXED CHARGES
Interest Expense	$999	$933	$988	$906	$885	$891	$447
Credit for Allowance for Borrowed Funds Used During Construction	53	63	69	40	44	53	30
Estimated Interest Element in Lease Rentals	198	205	200	190	175	175	88
Preferred Security Dividend Requirements of Consolidated Subsidiaries	4	8	—	—	—	—	—
Total Fixed Charges	$1,254	$1,209	$1,257	$1,136	$1,104	$1,119	$565

Ratio of Earnings to Fixed Charges	2.47	2.95	2.44	2.85	3.27	3.36	3.78